

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED



Our Ref.: HASE/JY/HI/03981

21st March, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
Resignation of Director

We enclose for your information a copy of the Company's announcement on 18th March, 2005 in relation to the resignation of an executive director of the Company, which has been advertised in newspapers on 21st March, 2005.

Yours faithfully,



John Yip
Company Secretary



Encl.

JY/pm



South China Morning Post

Published on 21st March, 2005



HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that Mr. Cheung Ping Keung has resigned as Executive Director of the Company with effect from 18th March, 2005 for personal reasons.

Mr. Cheung has confirmed that he has no disagreement with the Board. There are no matters that need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited in relation to his resignation.

The Board would like to express its gratitude to Mr. Cheung for his support and valuable contribution to the Company.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 18th March, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.